CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Archer-Daniels-Midland Company

77 W. Wacker Drive

Chicago, IL 60601

Attn: Molly Strader Fruit, Vice President, Corporate Controller

312-634-8233

Meredith B. Cross +1 212 295 6644 (t) +1 212 230 8888 (f) meredith.cross@wilmerhale.com

October 21, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker and Kevin Stertzel

Re:	Archer-Daniels-Midland Co

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-00044

Dear Ms. Hooker and Mr. Stertzel:

On behalf of our client, Archer-Daniels-Midland Company (the “Company”), we are writing to respond to questions you asked during our October 9, 2024 call pertaining to the Securities and Exchange Commission staff’s May 22, 2024 and September 5, 2024 comment letters regarding the Company’s Form 10-K for its fiscal year ended December 31, 2023 (the “10-K”), filed on March 12, 2024. This letter supplements the Company’s letters to you dated June 12, 2024 and September 30, 2024.

Your questions focused on the Company’s SAB No. 99 Analysis memorandum, dated March 9, 2024 (the “SAB 99 Memo”), which was delivered to you confidentially on June 13, 2024 pursuant to 17 C.F.R. § 200.83. Below, we write (A) in response to the follow-up questions raised during our discussion on which we indicated we would submit a supplemental writing and (B) to share additional details regarding the Company’s identification of some new errors in its reporting of intersegment sales that we previewed during our October 9 call.

October 21, 2024

A.	Responses to Follow-up Questions from October 9, 2024 Call

Rule 83 Confidential Treatment Request by Archer-Daniels-Midland Company Request #1

[**].

Archer-Daniels-Midland Company respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Molly Strader Fruit, Vice President, Corporate Controller, Archer-Daniels-Midland Company, 77 W. Wacker Drive, Chicago, IL 60601, phone 312-634-8233, before it permits any disclosure of the bracketed information contained in Request #1.

B.	Additional Updates Regarding New Error Correction Matter

Rule 83 Confidential Treatment Request by Archer-Daniels-Midland Company Request #2

[**].

Archer-Daniels-Midland Company respectfully requests that the information contained in Request #2 be treated as confidential information and that the Commission provide timely notice to Molly Strader Fruit, Vice President, Corporate Controller, Archer-Daniels-Midland Company, 77 W. Wacker Drive, Chicago, IL 60601, phone 312-634-8233, before it permits any disclosure of the bracketed information contained in Request #2.

* * * * *

We trust that the responses above answer your questions, but please contact me if it would be helpful to reconvene on a call to discuss in greater detail.

Best Regards,

/S/ MEREDITH B. CROSS

Meredith B. Cross

Appendix:

Rule 83 Confidential Treatment Request by Archer-Daniels-Midland Company Request #3

[**]

Archer-Daniels-Midland Company respectfully requests that the information contained in Request #3 be treated as confidential information and that the Commission provide timely notice to Molly Strader Fruit, Vice President, Corporate Controller, Archer-Daniels-Midland Company, 77 W. Wacker Drive, Chicago, IL 60601, phone 312-634-8233, before it permits any disclosure of the bracketed information contained in Request #3.